Exhibit 99.1

May 1, 2018

Fortis Inc. Reports First Quarter 2018 Earnings

ST. JOHN'S, NEWFOUNDLAND AND LABRADOR - Fortis Inc. (TSX/NYSE:FTS)

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS), a leader in the North American regulated electric and gas utility industry, released its first quarter results today. The Corporation reported first quarter 2018 net earnings of $323 million, or $0.77 per common share, and adjusted net earnings1 of $293 million, or $0.69 per common share.

The difference between reported net earnings and adjusted net earnings for the first quarter 2018 was largely due to a favourable one-time $30 million remeasurement of the Corporation's deferred income tax liabilities as a result of an election to file a consolidated state income tax return.

"We are off to a good start in 2018 from both an operational and financial perspective with first quarter performance aligned with our expectations. Additionally, we made progress on incremental growth opportunities including the announcement of the funding framework with the Governments of Canada and Ontario related to the Wataynikaneyap Power Project," said Barry Perry, President and Chief Executive Officer, Fortis.

Reported Net Earnings
The Corporation reported first quarter net earnings attributable to common equity shareholders of $323 million, or $0.77 per common share, compared to $294 million, or $0.72 per common share, for the same period in 2017.

In addition to the tax item noted above, factors affecting net earnings for the period included the following:

•	There was strong performance at UNS Energy, largely due to the impact of a full quarter of new rates at Tucson Electric Power in 2018.

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ITC continues to perform consistent with expectations, with first quarter 2018 earnings reflecting rate base growth, partially offset by the impact of U.S. tax reform and higher business development costs.

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The main factors unfavourably impacting earnings per common share for the quarter included: (i) higher number of weighted average shares outstanding in the first quarter 2018; and (ii) unfavourable foreign exchange associated with the translation of U.S. dollar-denominated earnings.

Adjusted Net Earnings1
Adjusting for the one-time $30 million tax remeasurement in 2018 and a $7 million favourable settlement of matters pertaining to FERC-ordered transmission refunds in 2017, first quarter adjusted net earnings attributable to common equity shareholders were $293 million, or $0.69 per common share, compared to $287 million, or $0.71 per common share for the same period in 2017.

Update on Turks and Caicos
The Turks and Caicos Islands are quickly returning to normal following the impacts of Hurricane Irma this past fall. Thanks to the strong execution of the Corporation's emergency response team from throughout North America, electricity was restored to customers in less than 60 days. Although revenue was lower than normal at Fortis Turks and Caicos during this post-Irma recovery period, the Corporation expects to recoup most of this revenue under its business interruption insurance during 2018.

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1 Non-US GAAP Measures
Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America ("US GAAP") and may not be comparable to similar measures presented by other entities. Fortis calculated the non-US GAAP measures by adjusting certain US GAAP measures for specific items that management believes are not reflective of normal, ongoing operations of the business. Refer to the Financial Highlights section of the Corporation's Management Discussion and Analysis for further discussion of these items.

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Execution of growth strategy
The Corporation's capital expenditure plan continues to focus on the energy infrastructure needs of customers, while modernizing energy networks to address the changes occurring in the utility industry. Consolidated capital expenditures were $685 million during the first quarter of 2018 and are expected to reach $3.2 billion in 2018. The Corporation's five-year capital expenditure plan from 2018 through 2022 is expected to be approximately $15.1 billion, up $0.6 billion from the previous forecast as a result of the inclusion of the Corporation's share of expected capital investment in the Wataynikaneyap Power Project.

In March 2018 the Wataynikaneyap Power Project reached a significant milestone with the formal announcement of a funding framework with the Governments of Canada and Ontario. FortisOntario will be responsible for construction management and operation of the transmission line. The total estimated capital cost for the project is approximately $1.6 billion. The initial phase of the project to connect the Pikangikum First Nation to Ontario’s power grid is fully funded by the Canadian government and is expected to be completed by the end of 2018. The next two phases are subject to receipt of all necessary regulatory approvals, including the leave-to-construct approval from the Ontario Energy Board, anticipated in early 2019. These phases are targeted to be completed by the end of 2020 and 2023, respectively.

Regulatory proceedings
Fortis is focused on maintaining constructive regulatory relationships and outcomes across its utilities.

In April 2018 Central Hudson filed a proposed three-year rate settlement agreement that seeks to establish new rates effective July 1, 2018, reflecting an allowed return on common shareholder's equity of 8.8% on a common equity level of 48% in year one, 49% in year two, and 50% in year three. An order from the New York Public Service Commission is expected in June 2018 with new rates effective as of July 1, 2018.

Outlook
Over the long term, Fortis is well positioned to enhance value for shareholders through the execution of its capital expenditure plan, the balance and strength of its diversified portfolio of utility businesses, as well as growth opportunities within its service territories.
The Corporation's $15.1 billion five-year capital expenditure plan is expected to increase rate base to $33 billion by 2022, resulting in a five-year compound annual growth rate of 5.4%. The five-year capital expenditure plan is driven by investments that improve and automate the electricity grid, address natural gas system capacity and gas line network integrity, increase cyber protection and allow the grid to deliver cleaner energy.

Fortis is focused on securing further organic growth opportunities at its subsidiaries, which include the ITC Lake Erie Connector Project, gas infrastructure opportunities at FortisBC and renewable energy investments, including storage in Arizona. These additional investment opportunities may be funded through debt raised at the utilities, cash from operations, common equity contributions from the dividend reinvestment plan and at-the-market common equity program.

Fortis expects the long-term sustainable growth in rate base to support continuing growth in earnings and dividends. Fortis has targeted average annual dividend growth of approximately 6% through to 2022. This dividend guidance takes into account many factors, including the expectation of reasonable outcomes for regulatory proceedings at the Corporation's utilities, the successful execution of the five-year capital expenditure plan, and management's continued confidence in the strength of the Corporation's diversified portfolio of utilities and record of operational excellence.

This media release should be read in conjunction with the Corporation's Management Discussion and Analysis and Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

About Fortis
Fortis is a leader in the North American regulated electric and gas utility industry with 2017 revenue of $8.3 billion and total assets of $49 billion as at March 31, 2018. The Corporation's 8,500 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS.

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Forward-Looking Information
Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information included in this media release reflect expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "target", "will", "would" and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: the expectation that the Corporation will recoup lower-than-normal revenue from Fortis Turks and Caicos under its business interruption insurance; the Corporation's forecast consolidated capital spending for 2018 and the five-year period from 2018 through 2022; the nature, timing, benefits, expected costs and potential funding sources of certain capital projects including, without limitation, the Wataynikaneyap Power Project and additional opportunities beyond the base capital plan; the Corporation's consolidated forecast rate base for 2022; the expectation that the Corporation's significant capital expenditure program will support continuing growth in earnings and dividends; and targeted average annual dividend growth through 2022.

Forward-looking information involves significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward‑looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Such risk factors or assumptions include, but are not limited to: reasonable decisions by utility regulators and the expectation of regulatory stability; the implementation of the Corporation's five-year capital expenditure plan; no material capital project and financing cost overrun related to any of the Corporation's capital projects; sufficient human resources to deliver service and execute the capital program; the realization of additional opportunities; the impact of fluctuations in foreign exchange; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Teleconference to Discuss First Quarter 2018 Results

A teleconference and webcast will be held on May 1 at 8:30 a.m. (Eastern). Barry Perry, President and Chief Executive Officer, and Karl Smith, Executive Vice President, Chief Financial Officer, will discuss the Corporation's first quarter 2018 results.

Analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com.

A replay of the conference will be available two hours after the conclusion of the call until June 1, 2018. Please call 1.800.585.8367 or 416.621.4642 and enter pass code 4598586.

For more information, please contact:

Investor Enquiries:	Media Enquiries:
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Director, Communications & Corporate Affairs
Fortis Inc.	Fortis Inc.
709.737.2900	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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